STATE OF DELAWARE
CERTIFICATE OF CHANGE OF REGISTERED AGENT AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.The name of the corporation is BuzzFeed, Inc.

2.The Registered Office of the corporation in the State of Delaware is changed to Corporation Trust Center, 1209 Orange Street (street), in the City of Wilmington, County of New Castle Zip Code 19801. The name of the Registered Agent as such address upon whom process against this Corporation may be served is THE CORPORATION TRUST COMPANY.

3.The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By:    /s/David Arroyo     Authorized Officer

Name:    David Arroyo     Print or Type